# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AEHR TEST SYSTEMS, CIK 0001040470
CUSIP: 00760J10B
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 400 KATO TERRACE, FREMONT, California (CA), 94539
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001088875

## Reporting persons
- BAILLIE GIFFORD & CO: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 1,806,849; shared voting power 0; sole dispositive power 1,806,849; shared dispositive power 0; aggregate amount beneficially owned 1,806,849 (6.1% of the class)

## Item 1. Issuer
Name of issuer: AEHR TEST SYSTEMS
Address of issuer's principal executive offices: 400 KATO TERRACE, FREMONT, CALIFORNIA, 94539.

## Item 2. Person Filing
Name of person filing: Baillie Gifford & Co
Address of principal business office or, if none, residence:
Calton Square
1 Greenside Row
Edinburgh
EH1 3AN
Scotland
UK
Citizenship: Scotland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned: 1,806,849
Percent of class: 6.11
Sole power to vote or to direct the vote: 1,806,849
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 1,806,849
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this Schedule 13G as being beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BAILLIE GIFFORD & CO: Grant Meikle, Threshold & Transaction Reporting Manager (10/17/2024)